Exhibit 99.66

News Release June 09, 2025

Santacruz Silver Produces 3,688,129 Silver Equivalent Ounces in Q1 2025

Including 1,590,063 ounces of silver and 20,719 tonnes of zinc

Vancouver, B.C. – Santacruz Silver Mining Ltd. (TSX.V:SCZ) (OTCQB:SCZMF) (FSE:1SZ) (“Santacruz” or the “Company”) reports its Q1 2025 production results from its Bolivar mine, Porco mine, Caballo Blanco Group of mines (“Caballo Blanco”) and the San Lucas Group which includes the Reserva Mina and the San Lucas feed sourcing business (“San Lucas”), all located in Bolivia, and the Zimapan mine located in Mexico.

Q1 2025 Production Highlights:

Silver Equivalent Production: 3,688,129 silver equivalent ounces

Silver Production: 1,590,063 ounces

Zinc Production: 20,719 tonnes

Lead Production: 2,718 tonnes

Copper Production: 279 tonnes

Underground Development: 10,135 meters

Arturo Préstamo, Executive Chairman and CEO of Santacruz, commented, “Santacruz started 2025 with strong contributions from its Mexican operations, driven by steady production growth, solid mill throughput, and disciplined mine execution. Whilst in Bolivia, at our San Lucas ore sourcing business, our margin-based model supported profitability through flexible ore sourcing and cost flexibility, despite normal head grade variability.”

Mr. Préstamo continued, “Operations at Bolívar, Porco, and Caballo Blanco remained firmly focused on maximizing silver production and metallurgical recoveries, aligned with this year´s mine plan. Our strategic focus on silver production has proven especially beneficial, considering the favorable silver price environment, and we are reaffirming our commitment to prioritizing silver production across our portfolio of assets. Lower throughput from our Bolivian operations in Q1 reflects the typical seasonal slowdown experienced during the first quarter of the year.”

Production Summary – Total

Production Table	2025 Q1	2024 Q4	Change Q1 vs Q4	2025-YTD	2024-YTD	Change ‘25-YTD vs ‘24-YTD
Material Processed (tonnes milled)	471,773	493,141	(4%)	471,773	470,749	0%
Silver Equivalent Produced (ounces) (1)	3,688,129	4,097,327	(10%)	3,688,129	3,876,388	(5%)

Production
Silver (ounces)	1,590,063	1,761,686	(10%)	1,590,063	1,581,949	1%
Zinc (tonnes)	20,719	23,357	(11%)	20,719	22,847	(9%)
Lead (tonnes)	2,718	2,932	(7%)	2,718	2,953	(8%)
Copper (tonnes)	279	248	13%	279	256	9%

(1)	Silver Equivalent Produced (ounces) have been calculated using prices of $23.85/oz, $2,775.53/ton, $2,085.90/ton and $9,762.69/ton for silver, zinc, lead and copper respectively applied to the metal production divided by the silver price as stated here.

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Bolivar Mine

Bolivar Production Table (1)	2025 Q1	2024 Q4	Change Q1 vs Q4	2025-YTD	2024-YTD	Change ‘25-YTD vs ‘24-YTD
Material Processed (tonnes milled)	62,356	69,411	(10%)	62,356	72,801	(14%)
Silver Equivalent Produced (ounces) (2)	786,299	920,614	(15%)	786,299	899,355	(13%)

Production
Silver (ounces)	421,039	491,377	(14%)	421,039	425,756	(1%)
Zinc (tonnes)	3,983	4,611	(14%)	3,983	5,063	(21%)
Lead (tonnes)	201	327	(39%)	201	395	(49%)

Average Grade
Silver (g/t)	237	236	0%	237	199	19%
Zinc (%)	7.00	7.19	(3%)	7.00	7.68	(9%)
Lead (%)	0.47	0.64	(27%)	0.47	0.74	(36%)

Metal Recovery
Silver (%)	89	93	(4%)	89	91	(2%)
Zinc (%)	91	92	(1%)	91	91	0%
Lead (%)	68	74	(8%)	68	74	(8%)

(1)	Bolivar is presented at 100% whereas the Company records 45% of revenues and expenses in its consolidated financial statements.
(2)	Silver Equivalent Produced (ounces) have been calculated using prices of $23.85/oz, $2,775.53/ton, $2,085.90/ton and $9,762.69/ton for silver, zinc, lead and copper respectively applied to the metal production divided by the silver price as stated here.

Q1-2025 vs Q4-2024

Compared to Q4 2024, Bolívar processed 10% less ore in Q1 2025, reflecting the typical seasonality of first-quarter operations and temporary operational constraints that have been resolved. Silver equivalent production decreased by 15%, slightly more than the reduction in ore processed. Silver output declined 14%, primarily due to an 8% drop in recoveries, while head grades remained stable. Zinc production was down 14%, consistent with marginal decreases in head grades (-3%) and recoveries (-1%).

Q1-2025 vs Q1-2024

In Q1 2025, Bolívar processed 14% less ore compared to Q1 2024, primarily due to temporary operational constraints that reduced the number of available shifts. Silver equivalent production declined by 13%, in line with the lower throughput tonnage. Silver production remained stable (-1% YoY), supported by a 19% increase in silver head grades, which offset a slight decline in recoveries (-3%). The head grades processed during the quarter are consistent with the mineralization profile anticipated in the mine plan. Zinc production decreased 21%, resulting from a 9% decline in head grades, while recoveries held steady (+1%).

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Porco Mine

Porco Production Table (1)	2025 Q1	2024 Q4	Change Q1 vs Q4	2025-YTD	2024-YTD	Change ‘25-YTD vs ‘24-YTD
Material Processed (tonnes milled)	47,501	53,702	(12%)	47,501	50,862	(7%)
Silver Equivalent Produced (ounces) (2)	367,523	423,387	(13%)	367,523	466,900	(21%)

Production
Silver (ounces)	120,537	145,585	(17%)	120,537	176,436	(32%)
Zinc (tonnes)	2,674	2,983	(10%)	2,674	3,160	(15%)
Lead (tonnes)	161	215	(25%)	161	169	(5%)

Average Grade
Silver (g/t)	98	102	(4%)	98	130	(25%)
Zinc (%)	5.99	5.89	2%	5.99	6.72	(11%)
Lead (%)	0.46	0.51	(10%)	0.46	0.46	0%

Metal Recovery
Silver (%)	81	82	(1%)	81	83	(2%)
Zinc (%)	94	94	0%	94	92	2%
Lead (%)	73	78	(6%)	73	72	1%

(3)	Porco is presented at 100% whereas the Company records 45% of revenues and expenses in its consolidated financial statements.
(1)	Silver Equivalent Produced (ounces) have been calculated using prices of $23.85/oz, $2,775.53/ton, $2,085.90/ton and $9,762.69/ton for silver, zinc, lead and copper respectively applied to the metal production divided by the silver price as stated here.

Q1-2025 vs Q4-2024

Porco processed 12% less ore in Q1 2025 compared to Q4 2024, consistent with the seasonal production pattern typical of first quarters. Silver equivalent production decreased by 13%, in line with the reduction in tonnes processed. Silver output was down 17%, resulting from a 5% decrease in silver head grades and a 2% drop in recoveries. Zinc production fell 10%, with a 2% increase in head grades offset by stable recoveries. These results reflect the scheduled mining sequence and expected ore characteristics for the quarter.

Q1-2025 vs Q1-2024

Ore processed at Porco declined by 7% versus Q1 2024 due to temporary equipment availability issues, which have been fully resolved. Silver equivalent production fell 21%, driven by lower head grades from the zones mined during the period. Silver output dropped 32%, caused by a 25% decrease in silver head grades and a 3% reduction in recoveries. Zinc production declined 15%, due to an 11% drop in head grades, while recoveries improved by 2%. The temporary decrease in head grades are within expectations because of the ore body characteristics and are in line with the mine plan.

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Caballo Blanco Group

Caballo Blanco Group Production Table (1)	2025 Q1	2024 Q4	Change Q1 vs Q4	2025-YTD	2024-YTD	Change ‘25-YTD vs ‘24-YTD
Material Processed (tonnes milled)	51,648	60,776	(15%)	51,648	72,462	(29%)
Silver Equivalent Produced (ounces) (2)	659,208	798,976	(17%)	659,208	740,895	(11%)

Production
Silver (ounces)	313,266	368,822	(15%)	313,266	284,809	10%
Zinc (tonnes)	3,549	4,455	(20%)	3,549	4,702	(25%)
Lead (tonnes)	486	549	(11%)	486	611	(20%)

Average Grade
Silver (g/t)	202	205	(1%)	202	136	49%
Zinc (%)	7.28	7.84	(7%)	7.28	7.04	3%
Lead (%)	1.15	1.17	(2%)	1.15	1.10	5%

Metal Recovery
Silver (%)	93	92	1%	93	90	3%
Zinc (%)	94	93	1%	94	92	2%
Lead (%)	82	77	6%	82	76	8%

(4)	The Caballo Blanco Group consists of the Colquechaquita and Tres Amigos mines.
(1)	Silver Equivalent Produced (ounces) have been calculated using prices of $23.85/oz, $2,775.53/ton, $2,085.90/ton and $9,762.69/ton for silver, zinc, lead and copper respectively applied to the metal production divided by the silver price as stated here.

Q1 2025 vs. Q4 2024

Compared to Q4 2024, Caballo Blanco processed 15% less ore in Q1 2025, in line with the seasonal production plan of the first quarter. Silver equivalent production declined by 17%, aligned with the decrease in throughput. Silver output decreased 15%, driven by a 2% drop in head grades, while recoveries improved slightly (+1%). Zinc production decreased by 20%, driven by a 7% reduction in head grades with stable recoveries. The results are consistent with the mine plan and reflect a continued focus to reach zones with higher silver content.

Q1-2025 vs Q1-2024

In 2024 Caballo Blanco’s operations underwent a strategic reorganization to optimize metallurgical performance, in particular silver recoveries. As part of the reorganization, the Reserva mine’s ore is now mixed with ore sourced from the San Lucas trading business. Because all of Reserva’s output is fed to the San Lucas ore trading business, the Reserva mine’s production results are now reported as part of the San Lucas Group instead of the Caballo Blanco Group. Starting Q3 2024, Caballo Blanco results no longer include Reserva’s output and include only the output from its two core mines (Colquechaquita and Tres Amigos). As a result of the reorganization, ore processed in Q1 2025 decreased by 29% compared to Q1 2024. However, silver equivalent production declined by only 11%, reflecting a significant improvement in metal output per tonne. Silver production decreased by 15%, which was offset by a 49% increase in silver head grades and a 4% improvement in recoveries, both of which underscore the effectiveness of the new mine plan. Zinc production declined by 25%, primarily due to less ore throughput and a 3% decrease in head grades, while recoveries improved by 3%. The results demonstrate the positive impact of the Company’s strategic shift in enhancing operations and metallurgical outcomes.

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San Lucas Group

San Lucas Group Production Table	2025 Q1	2024 Q4	Change Q1 vs Q4	2025-YTD	2024-YTD	Change ‘25-YTD vs ‘24-YTD
Material Processed (tonnes milled)	86,695	92,369	(6%)	86,695	69,220	25%
Silver Equivalent Produced (ounces) (1)	858,514	992,949	(14%)	858,514	878,182	(2%)

Production
Silver (ounces)	295,021	329,760	(11%)	295,021	294,998	0%
Zinc (tonnes)	6,015	7,089	(15%)	6,015	6,279	(4%)
Lead (tonnes)	481	554	(13%)	481	427	13%

Average Grade
Silver (g/t)	123	133	(8%)	123	159	(23%)
Zinc (%)	7.65	8.47	(10%)	7.65	9.90	(23%)
Lead (%)	0.84	0.93	(10%)	0.84	0.96	(13%)

Metal Recovery
Silver (%)	86	83	4%	86	83	4%
Zinc (%)	91	91	0%	91	92	(1%)
Lead (%)	66	64	3%	66	64	3%

(1)	Silver Equivalent Produced (ounces) have been calculated using prices of $23.85/oz, $2,775.53/ton, $2,085.90/ton and $9,762.69/ton for silver, zinc, lead and copper respectively applied to the metal production divided by the silver price as stated here.

Q1 2025 vs. Q4 2024

The San Lucas ore sourcing and trading business operates under a margin-based business model that maintains contribution margins by aligning ore purchase costs with its metallurgical content. In Q1 2025, the operation processed 6% less material than in Q4 2024, reflecting the typical seasonal pattern and normal variations in third-party ore supply. Silver equivalent production decreased by 14%, mainly due to an 8% decline in head grades. Silver output was down 11%, with a 3% improvement in recoveries helping to offset part of the impact. Zinc production fell 15%, driven by a 10% reduction in head grades, while recoveries remained steady. San Lucas continues to play a strategic role in maintaining high mill utilization and stable margins through its flexible and responsive sourcing strategy.

Q1-2025 vs Q1-2024

San Lucas operates under a margin-based business model, whereby lower ore grades are balanced by lower ore purchase costs, ensuring stable contribution margins. In Q1 2025, tonnes processed increased by 25% compared to Q1 2024, driven by the integration of ore from the Reserva mine. Despite a 23% decline in silver head grades, silver output remained stable (-0%), supported by a 3% improvement in recoveries and optimized blending. Silver equivalent production declined marginally by 2%. Zinc output was down 4%, mainly due to a 23% reduction in head grades, while recoveries were unchanged (-1%).

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Zimapan Mine

Zimapan Production Table	2025 Q1	2024 Q4	Change Q1 vs Q4	2025-YTD	2024-YTD	Change ‘25-YTD vs ‘24-YTD
Material Processed (tonnes milled)	223,573	216,883	3%	223,573	205,404	9%
Silver Equivalent Produced (ounces) (1)	1,016,585	961,401	6%	1,016,585	891,057	14%

Production
Silver (ounces)	440,199	426,141	3%	440,199	399,950	10%
Zinc (tonnes)	4,498	4,219	7%	4,498	3,643	23%
Lead (tonnes)	1,389	1,287	8%	1,389	1,352	3%
Copper (tonnes)	279	248	13%	279	256	9%

Average Grade
Silver (g/t)	80	82	(2%)	80	82	(2%)
Zinc (%)	2.56	2.50	2%	2.56	2.29	12%
Lead (%)	0.72	0.69	4%	0.72	0.83	(13%)
Copper (%)	0.26	0.28	(7%)	0.26	0.29	(10%)

Metal Recovery
Silver (%)	77	74	4%	77	74	4%
Zinc (%)	79	78	1%	79	77	3%
Lead (%)	86	86	0%	86	79	9%
Copper (%)	48	41	17%	48	43	12%

(1)	Silver Equivalent Produced (ounces) have been calculated using prices of $23.85/oz, $2,775.53/ton, $,2085.90/ton and $9,762.69/ton for silver, zinc, lead and copper respectively applied to the metal production divided by the silver price as stated here.

Q1 2025 vs. Q4 2024

Compared to Q4 2024, Zimapán processed 3% more mineralized material and increased silver equivalent production by 6%, reflecting sustained processing efficiency. Silver production rose by 3%, supported by a 3% increase in recoveries, while silver head grades declined slightly (-3%). Zinc output grew by 7%, driven by a 2% increase in head grades and a 1% improvement in recoveries. These quarter-over-quarter improvements demonstrate the operation’s consistency and capacity to deliver incremental growth through continuous optimization.

Q1-2025 vs Q1-2024

Zimapán delivered a strong first quarter, with mineralized material processed increasing by 9% year-over-year, which resulted in a 14% increase in silver equivalent production. Silver output rose by 10%, despite a 3% decline in head grades, supported by a 4% improvement in recoveries. Zinc production increased by 23%, driven by a 12% rise in head grades and a 2% gain in recoveries. These results reflect the successful execution of mine planning and a consistent processing environment, with head grades aligned with scheduled stopes.

Qualified Person

Garth Kirkham P.Geo. an independent consultant to the Company, is a qualified person under NI 43-101 and has approved the scientific and technical information contained within this news release.

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About Santacruz Silver Mining Ltd.

Santacruz Silver is engaged in the operation, acquisition, exploration, and development of mineral properties across Latin America. In Bolivia, the Company operates the Bolivar, Porco, and Caballo Blanco mining complexes, with Caballo Blanco comprising the Tres Amigos and Colquechaquita mines. The Reserva mine, whose production is provided to the San Lucas ore sourcing and trading business, is also located in Bolivia. Additionally, the Company oversees the Soracaya exploration project. In Mexico, Santacruz operates the Zimapán mine.

‘signed’

Arturo Préstamo Elizondo,

Executive Chairman and CEO

For further information please contact:

Arturo Préstamo

Santacruz Silver Mining Ltd.

Email: info@santacruzsilver.com

Telephone: +52 81 83 785707

Andrés Bedregal

Santacruz Silver Mining Ltd.

Email: info@santacruzsilver.com

Telephone: +591 22444849

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information

This news release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking statements relate to future events or future performance and reflect the expectations or beliefs of management of the Company regarding future events. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as “intends”, “expects” or “anticipates”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would” or will “potentially” or “likely” occur. This information and these statements, referred to herein as “forward-looking statements”, are not historical facts, are made as of the date of this news release and include without limitation, cost reduction and enhanced metallurgical recovery (particularly of silver) in 2025.

These forward-looking statements involve numerous risks and uncertainties and actual results might differ materially from results suggested in any forward-looking statements. These risks and uncertainties include, among other things, risks related to changes in general economic, business and political conditions, including changes in the financial markets, changes in applicable laws, and compliance with extensive government regulation, as well as those risk factors discussed or referred to in the Company’s disclosure documents filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedarplus.ca.

In making the forward-looking statements in this news release, the Company has applied several material assumptions, including without limitation, the assumption that the Company’s capital investments will result in reduced costs and enhanced metallurgical recovery.

There can be no assurance that any forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, the reader should not place any undue reliance on forward-looking information or statements. The Company undertakes no obligation to update forward-looking information or statements, other than as required by applicable law.

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